# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Green Plains Inc., CIK 0001309402
CUSIP: 393222104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1811 AKSARBEN DRIVE, OMAHA, Nebraska (NE), 68106
Date of event which requires filing of this statement: 09/03/2025
Filed by CIK 0001836192
Persons authorized to receive notices and communications: FREDRICK DISANTO, C/O ANCORA HOLDINGS GROUP, LLC, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio (OH), 44124, 216-825-4000; ANDREW FREEDMAN, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Ancora Alternatives LLC (CIK 0001836192): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 3,945,450; sole dispositive power 0; shared dispositive power 3,945,450; aggregate amount beneficially owned 3,945,450 (5.9% of the class)
- Ancora Merlin, LP (CIK 0001694450): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 44,887; sole dispositive power 0; shared dispositive power 44,887; aggregate amount beneficially owned 44,887 (0.1% of the class)
- ANCORA MERLIN INSTITUTIONAL, LP (CIK 0001431892): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 782,897; sole dispositive power 0; shared dispositive power 782,897; aggregate amount beneficially owned 782,897 (1.2% of the class)
- Ancora Catalyst, LP (CIK 0001694346): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 86,426; sole dispositive power 0; shared dispositive power 86,426; aggregate amount beneficially owned 86,426 (0.1% of the class)
- Ancora Catalyst Institutional, LP (CIK 0001620142): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 772,604; sole dispositive power 0; shared dispositive power 772,604; aggregate amount beneficially owned 772,604 (1.2% of the class)
- Ancora Bellator Fund, LP (CIK 0001991780): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 495,648; sole dispositive power 0; shared dispositive power 495,648; aggregate amount beneficially owned 495,648 (0.7% of the class)
- Ancora Impact Fund LP - Series Q (CIK 0001873269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 281,358; sole dispositive power 0; shared dispositive power 281,358; aggregate amount beneficially owned 281,358 (0.4% of the class)
  Comment: This Series Q is part of a series of Ancora Impact Fund LP, a series limited partnership.
- Ancora Impact Fund LP - Series S (CIK 0001873416): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 576,207; sole dispositive power 0; shared dispositive power 576,207; aggregate amount beneficially owned 576,207 (0.8% of the class)
  Comment: This Series S is part of a series of Ancora Impact Fund LP, a series limited partnership.
- Ancora Impact Fund SPC Ltd. - Segregated Portfolio H (CIK 0001873427): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 557,310; sole dispositive power 0; shared dispositive power 557,310; aggregate amount beneficially owned 557,310 (0.8% of the class)
- ANCORA FAMILY WEALTH ADVISORS, LLC (CIK 0001657660): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,675; sole dispositive power 0; shared dispositive power 6,675; aggregate amount beneficially owned 6,675 (0% of the class)
- Inverness Holdings LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,675; sole dispositive power 0; shared dispositive power 6,675; aggregate amount beneficially owned 6,675 (0% of the class)
- Ancora Holdings Group, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 3,952,125; sole dispositive power 0; shared dispositive power 3,952,125; aggregate amount beneficially owned 3,952,125 (5.9% of the class)
- DiSanto Fredrick D. (CIK 0001498290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,000; shared voting power 3,952,125; sole dispositive power 4,000; shared dispositive power 3,952,125; aggregate amount beneficially owned 3,956,125 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Green Plains Inc.
Address of issuer's principal executive offices: 1811 AKSARBEN DRIVE, OMAHA, Nebraska (NE), 68106
Comment: The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds and held in the Ancora Alternatives SMAs and the Ancora Family Wealth SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 44,887 Shares owned directly by Ancora Merlin is approximately $434,358, including brokerage commissions. The aggregate purchase price of the 782,897 Shares owned directly by Ancora Merlin Institutional is approximately $2,976,340, including brokerage commissions. The aggregate purchase price of the 86,426 Shares owned directly by Ancora Catalyst is approximately $385,011, including brokerage commissions. The aggregate purchase price of the 772,604 Shares owned directly by Ancora Catalyst Institutional is approximately $4,472,991, including brokerage commissions. The aggregate purchase price of the 495,648 Shares owned directly by Ancora Bellator is approximately $2,410,782, including brokerage commissions. The aggregate purchase price of the 281,358 Shares owned directly by Ancora Impact Q is approximately $9,125,678, including brokerage commissions. The aggregate purchase price of the 576,207 Shares owned directly by Ancora Impact S is approximately $18,486,103, including brokerage commissions. The aggregate purchase price of the 557,310 Shares owned directly by Ancora SPC H is approximately $17,395,930, including brokerage commissions. The aggregate purchase price of the 348,113 Shares held in the Ancora Alternatives SMAs is approximately $9,857,142, including brokerage commissions. The aggregate purchase price of the 6,675 Shares held in the Ancora Family Wealth SMAs is approximately $89,930, including brokerage commissions. The Shares purchased by Mr. DiSanto were purchased in the open market with personal funds. The aggregate purchase price of the 4,000 shares beneficially owned by Mr. DiSanto is approximately $49,178, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 65,565,368 Shares outstanding as of August 8, 2025, as disclosed in the Issuer's Prospectus on Form 424B3 filed with the Securities and Exchange Commission on August 13, 2025 and (ii) the 1,504,140 Shares acquired upon the exercise of the Warrants previously held by the Reporting Persons.

As of the date hereof, Ancora Merlin beneficially owned directly 44,887 Shares, constituting approximately 0.1% of the Shares outstanding.

As of the date hereof, Ancora Merlin Institutional beneficially owned directly 782,897 Shares, constituting approximately 1.2% of the Shares outstanding.

As of the date hereof, Ancora Catalyst beneficially owned directly 86,426 Shares, constituting approximately 0.1% of the Shares outstanding.

As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 772,604 Shares, constituting approximately 1.2% of the Shares outstanding.

As of the date hereof, Ancora Bellator beneficially owned directly 495,648 Shares, constituting approximately 0.7% of the Shares outstanding.

As of the date hereof, Ancora Impact Q beneficially owned directly 281,358 Shares, constituting approximately 0.4% of the Shares outstanding.

As of the date hereof, Ancora Impact S beneficially owned directly 576,207 Shares, constituting approximately 0.8% of the Shares outstanding.

As of the date hereof, Ancora SPC H beneficially owned directly 557,310 Shares, constituting approximately 0.8% of the Shares outstanding.

As of the date hereof, Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the Ancora Alternatives SMAs and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 3,945,450 Shares, constituting approximately 5.9% of the Shares outstanding and consisting of (i) 44,887 Shares beneficially owned directly by Ancora Merlin, (ii) 782,897 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 86,426 Shares beneficially owned directly by Ancora Catalyst, (iv) 772,604 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 495,648 Shares beneficially owned directly by Ancora Bellator, (vi) 281,358 Shares beneficially owned directly by Ancora Impact Q, (vii) 576,207 Shares beneficially owned directly by Ancora Impact S, (viii) 557,310 Shares beneficially owned directly by Ancora SPC H and (ix) 348,113 Shares held in the Ancora Alternatives SMAs.

As of the date hereof, Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMAs, may be deemed to beneficially own 6,675 Shares, constituting 0% of the Shares outstanding and consisting of 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own 6,675 Shares, constituting 0% of the Shares outstanding and consisting of 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, Ancora Holdings, as the sole member of each of Ancora Alternatives and Inverness Holdings, may be deemed to beneficially own 3,952,125 Shares, constituting approximately 5.9% of the Shares outstanding and consisting of (i) 44,887 Shares beneficially owned directly by Ancora Merlin, (ii) 782,897 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 86,426 Shares beneficially owned directly by Ancora Catalyst, (iv) 772,604 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 495,648 Shares beneficially owned directly by Ancora Bellator, (vi) 281,358 Shares beneficially owned directly by Ancora Impact Q, (vii) 576,207 Shares beneficially owned directly by Ancora Impact S, (viii) 557,310 Shares beneficially owned directly by Ancora SPC H (ix) 348,113 Shares held in the Ancora Alternatives SMAs and (x) 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, Mr. DiSanto beneficially owned directly 4,000 Shares. As the Chairman and Chief Executive Officer of Ancora Holdings, he may be deemed to beneficially own 3,952,125 Shares, constituting approximately 5.9% of the Shares outstanding and consisting of (i) 44,887 Shares beneficially owned directly by Ancora Merlin, (ii) 782,897 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 86,426 Shares beneficially owned directly by Ancora Catalyst, (iv) 772,604 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 495,648 Shares beneficially owned directly by Ancora Bellator, (vi) 281,358 Shares beneficially owned directly by Ancora Impact Q, (vii) 576,207 Shares beneficially owned directly by Ancora Impact S, (viii) 557,310 Shares beneficially owned directly by Ancora SPC H (ix) 348,113 Shares held in the Ancora Alternatives SMAs and (x) 6,675 Shares held in the Ancora Family Wealth SMAs.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

(i) Ancora Merlin
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 44,887
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 44,887

(ii) Ancora Merlin Institutional
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 782,897
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 782,897

(iii) Ancora Catalyst
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 86,426
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 86,426

(iv) Ancora Catalyst Institutional
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 772,604
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 772,604

(v) Ancora Bellator
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 495,648
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 495,648

(vi) Ancora Impact Q
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 281,358
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 281,358

(vii) Ancora Impact S
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 576,207
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 576,207

(viii) Ancora SPC H
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 557,310
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 557,310

(ix) Ancora Alternatives
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,945,450
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,945,450

(x) Ancora Family Wealth
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,675

(xi) Inverness Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,675

(xii) Ancora Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,952,125
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,952,125

(xiii) Mr. DiSanto
1. Sole power to vote or direct vote: 4,000
2. Shared power to vote or direct vote: 3,952,125
3. Sole power to dispose or direct the disposition: 4,000
4. Shared power to dispose or direct the disposition: 3,952,125
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 2, 2025, the Reporting Persons exercised all of the 1,504,140 Warrants held by them, representing 1,504,140 Shares, at an exercise price of $0.01 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities of the Issuer During the Past 60 days

## Signatures
- Ancora Alternatives LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member (09/05/2025)
- Ancora Merlin, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (09/05/2025)
- ANCORA MERLIN INSTITUTIONAL, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (09/05/2025)
- Ancora Catalyst, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (09/05/2025)
- Ancora Catalyst Institutional, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (09/05/2025)
- Ancora Bellator Fund, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (09/05/2025)
- Ancora Impact Fund LP - Series Q: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (09/05/2025)
- Ancora Impact Fund LP - Series S: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (09/05/2025)
- Ancora Impact Fund SPC Ltd. - Segregated Portfolio H: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor (09/05/2025)
- ANCORA FAMILY WEALTH ADVISORS, LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Inverness Holdings LLC, Sole Member (09/05/2025)
- Inverness Holdings LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member (09/05/2025)
- Ancora Holdings Group, LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO (09/05/2025)
- DiSanto Fredrick D.: /s/ Fredrick DiSanto, Fredrick DiSanto (09/05/2025)